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                            October 15, 2020

       Gregory Bankston
       Manager
       UC Asset LP
       2299 Perimeter Park Drive, Suite 120
       Atlanta, Georgia 30341

                                                        Re: UC Asset LP
                                                            Registration
Statement on Form 10-12G
                                                            Filed September 18,
2020
                                                            File No. 000-56203

       Dear Mr. Bankston:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10 filed September 18, 2020

       Item 1 Business
       Business Operations, page 1

   1. We note your disclosure that you invested in properties through your investment in
                                                        Atlanta Landsight LLC.
Tell us how you considered the need to provide financial
                                                        statements related to
these acquired properties in accordance with Rule 3-14 of Regulation
                                                        S-X.
 Gregory Bankston
FirstName LastNameGregory Bankston
UC Asset LP
Comapany
October 15,NameUC
            2020   Asset LP
October
Page 2 15, 2020 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Trend Information
Our Strategy to Counter against and Benefit from the Impact of COVID-19, page
18

2. You indicate on page 18 that you have four properties generating stable monthly rental incomes. However, the table on page 19 indicates that there are three residential properties for rent. Please reconcile or advise. In addition, please expand your disclosure to address the specific impacts of COVID-19 on your properties. For example, if material, please advise if your leases have been fully paid, or whether your tenants have made any rent relief requests.
Properties, page 19

3. Please provide a more detailed discussion of your properties, including the general character of the properties, the principal terms of the leases of such rental properties
         (including the lease period, yearly rent, expiration date, and renewal options), and briefly outline any proposed plan for the renovation, improvement or development of the properties under development.
Security Ownership of Certain Beneficial Owners and Management, page 20

4. Please provide a beneficial ownership table as required by Item 4 of Form 10 and Item
         403 of Regulation S-K, which requires disclosure of the ownership of management and any beneficial owner of more than 5% of the voting securities. Financial Statements, page F-1

5. Please amend your filing to include audited financial statements as of December 31, 2019.
6. It appears you have accounted for your portfolio investments at fair value, with changes in value recorded as unrealized gains(losses). Please tell us how you determined this accounting treatment is appropriate with references to the authoritative literature used to support your conclusions. In your response, explain to us why the partnerships underlying the portfolio investments are not consolidated given UC Asset LP owns 100% of the partnership interests as disclosed on page 1.
7. Tell us how you have met the disclosure requirements of ASC Topic 310-10-50 with respect to your investment in short term loans.
Exhibits

8. Please file the construction loan facility referenced on page 13 as an exhibit and disclose the material terms of this agreement in the registration statement, including the duration and interest rate.
 Gregory Bankston
FirstName LastNameGregory Bankston
UC Asset LP
Comapany
October 15,NameUC
            2020   Asset LP
October
Page 3 15, 2020 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-
3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Howell at 202-551-3357
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Richard W. Jones